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Dec. 22, 2005                                                      [MITTAL logo]
For more information, please contact:
David C. Allen
   Corporate Communications, Mittal Steel USA
   (312) 899-3692 or (219) 399-5430




                                                                    News release


For immediate release

Mittal Steel Company N.V. Announces Merger of Mittal Steel USA ISG Inc. and Ispat Inland Inc.

CHICAGO --Mittal Steel Company N.V. (NYSE and Euronext Amsterdam: MT) ("Mittal Steel") today announced that its wholly owned U.S. operating subsidiaries, Mittal Steel USA ISG Inc. ("ISG") and Ispat Inland Inc. ("Inland") will merge.

Under the proposed transaction, Inland will be merged with and into ISG, with ISG being the surviving corporation of the merger. The merger is subject to customary regulatory and third-party approvals.

Following the consummation of the merger, ISG will be renamed Mittal Steel USA Inc. The merger is an important step in Mittal Steel's ongoing U.S. integration plan, following Mittal Steel's acquisition of ISG on April 15, 2005, and is expected to close near the end of 2005 or early in 2006.

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About Mittal Steel USA
Mittal Steel USA is North America's largest steelmaker and serves a broad U.S. manufacturing base. The company was formed in April 2005 and consists of Ispat Inland Inc. and Mittal Steel USA ISG Inc., formerly International Steel Group. It has operations in 12 states of the United States.

About Mittal Steel Company
Mittal Steel Company N.V. (NYSE: MT; AEX: MT) is the world's largest and most global steel company. The company has operations in 16 countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel-consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of
42.1 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol "MT." For additional information on Mittal Steel, please see www.mittalsteel.com.
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